HellerEhrman

June 24, 2005


05009518

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

VIA AIRMAIL

SUPPL

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH. D.C.
198
SECTION

Attention Filer Support
Mail Stop 1-4

SEC FILE NO. 82-34633

Ladies and Gentlemen:

Re: Zhejiang Southeast Electric Power Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Zhejiang Southeast Electric Power Company Limited (the "Company"), S.E.C. File No. 82-34633, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement on resolution of the Board meeting and notice on convening the Third Extraordinary General Meeting of Year 2004, dated October 16, 2004, and published (in the English language) in The South China Morning Post on October 16, 2004;

(2) The Company's announcement of the Third Quarter Results 2004, dated October 28, 2004, and published (in the English language) in The South China Morning Post on October 28, 2004;

(3) The Company's announcement on resolutions of the Third Extraordinary General Meeting for 2004, dated November 26, 2004, and published (in the English language) in The South China Morning Post on November 26, 2004;

(4) The Company's announcement on resolutions of the Fifteenth Meeting of the Third Board of Directors (by way of communication), dated December 30, 2004, and published (in the English language) in The South China Morning Post on December 30, 2004;

(5) The Company's announcement on the adjustment of excess output tariff, dated January 6, 2005, and published (in the English language) in The South China Morning Post on January 6, 2005;

(6) The Company's announcement on resolutions of the Sixteenth Meeting of the Third Board of Directors and Notice to Convene the 2004 Shareholder's General Meeting, dated March 31, 2005, and published (in the English language) in The South China Morning Post on March 31, 2005;

(7) The Company's announcement on resolutions of the Fourth Meeting of the Third Supervisory Committee, dated March 31, 2005, and published (in the English language) in The South China Morning Post on March 31, 2005;

(8) The Company's announcement on Ordinary Connected Transactions, dated March 31, 2005, and published (in the English language) in The South China Morning Post on March 31, 2005;

(9) The Company's announcement of its annual results 2004, dated March 31, 2005, and published (in the English language) in The South China Morning Post on March 31, 2005;

(10) The Company's announcement of the first quarterly results 2005, dated April 28, 2005, and published (in the English language) in The South China Morning Post on April 28, 2005;

(11) The Company's announcement on resolutions of the 2004 Shareholders' General Meeting, dated May 11, 2005, and published (in the English language) in The South China Morning Post on May 11, 2005;

(12) The Company's announcement on the adjustment of on-grid tariffs, dated May 13, 2005, and published (in the English language) in The South China Morning Post on May 13, 2005; and

(13) The Company's announcement on distribution of dividends, dated June 3, 2005, and published (in the English language) in The South China Morning Post on June 3, 2005.

We have been advised that, as of April 18, 2005, of the 2,010,000,000 issued and outstanding Ordinary Shares, 19,078,501, or approximately 0.95%, of those Ordinary Shares were held by 225 United States residents. The Company has confirmed to us that it has obtained such information through (i) the examination of the Company's shareholders' register for the purpose of detecting shareholders of record who appear on that register to be resident in the United States; and (ii) inquiries to all of the registered holders of securities of the Company that appear on the shareholders' register of the Company to be professional depositaries, as to any accounts held by such depositaries for persons resident in the United States.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Zhejiang Southeast Electric Power Company Limited

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions of the Board Meeting and Notice on Convening the Third Extraordinary General Meeting of Year 2004

The thirteenth meeting of the third board of directors of Zhejiang Southeast Electric Power Company Limited ("the Company") was convened by way of communication on 15 October 2004. Fifteen directors should be present and fourteen directors were actually present at the meeting. Director Li Jianguo appointed director Shou Desheng to vote on his behalf due to business engagement. The supervisors of the Company and members of the senior management attended the meeting as non-voting members. The meeting complies with the stipulations of the Company Law and the Articles of Association. The resolutions passed at the meeting are as follows:

I. Examined and approved the Proposal on Capital Increase in Zhejiang Provincial Natural Gas Development Company Limited

Zhejiang Provincial Natural Gas Development Company Limited ("the Natural Gas Company") is a natural gas pipeline construction and operation company in Zhejiang Province with registered capital of RMB500,000,000 and in which the Company has a 10% shareholding.

The Natural Gas Company is constructing the Hang-Hu Line which is the main portion for the West-to-East Gas Transmission Project, has commenced construction of the Hang-Yong Line, part of the Donghai Natural Gas Project, and has started preliminary work including feasibility study on the Hang-Jia Line. With the progress of the construction projects, the Natural Gas Company requires continued injection of construction funds. According to the stipulation of the State Development and Reform Commission requiring that the capital of natural gas construction projects shall account for at least 35% of the total investment, the Hang-Hu Line project (total investment of RMB524,000,000) and the Hang-Yong Line project (total investment of RMB2,030,000,000) alone require the Natural Gas Company to have a capital scale of about RMB900,000,000. Due to the relatively significant capital insufficiency, the fund requirement for the project construction cannot be met. Concerning that the projects have not generated any benefits and the pressure of the capital investment return from the shareholders, after examina tion and approval at the sixth meeting of the first board of directors of Natural Gas Company, a proposed registered capital increase of RMB150,000,000 will be injected by the shareholders according to their respective shareholding ratios.

Judging from the above, after examination and approval by the directors present at the meeting, it was agreed to inject RMB15,000,000 into the capital of Zhejiang Provincial Natural Gas Development Company Limited according to the shareholding ratio.

II. Examined and approved the Proposal on the Waiver of the Pre-emptive Right to the Shares of Zhejiang Jiahua Electric Power Limited Liability Company.

Zhejiang Jiahua Electric Power Limited Liability Company is a project company constructing and operating 4 x 600MW generating units in the Jiaxing Power Plant Phase II project. Besides the shareholding of 24% held by the Company, the other shareholders and their respective shareholding ratios are as follows: Zhejiang Provincial Power Development Company has a shareholding of 53%, Beijing Guohua Power Limited Liability Company has a shareholding of 20% and Zhejiang Provincial Power Development Company has a shareholding of 3%.

According to the Letter on Solicitation of Opinions on Share Transfer issued by Beijing Guohua Power Limited Liability Company (Guo Hua Dian Cai [2004] No. 88), after approval by the State Council, Shenhua Group Limited Liability Company will conduct restructuring and reform and it is proposed to establish a joint stock company ("Joint Stock Company") using the coal, electricity, railways and ports business and the related assets, liabilities and interest owned by its 13 wholly-owned and holding subsidiaries as capital contribution upon valuation. The assets within the scope of this restructuring involve 20% shareholding in Zhejiang Jiahua Electric Power Limited Liability Company held by Beijing Guohua Power Limited Liability Company. Pursuant to the restructuring arrangements, it is proposed that such shareholding will be transferred from Beijing Guohua Power Limited Liability Company to the Joint Stock Company. From the date of establishment of the Joint Stock Company, the Joint Stock Company will substitute Beijing Guohua Power Limited Liability Company to become a shareholder of Zhejiang Jiahua Electric Power Limited Liability Company.

Judging from the above, according to the Company Law and the relevant stipulations of the Articles of Association of Zhejiang Jiahua Electric Power Limited Liability Company, after examination and approval by the directors present at the meeting, it was agreed that Beijing Guohua Power Limited Liability Company shall transfer its 20% shareholding in Zhejiang Jiahua Electric Power Limited Liability Company to the Joint Stock Company and agrees to waive the pre-emptive right to the above Shares.

III. Examined and approved the Proposal on the Investment in the Expansion Project of Taizhou Power Plant Phase V.

It was agreed that the Company shall fully finance the Expansion Project of Taizhou Power Plant Phase V ("Taizhou Phase V").

1. Introduction to Taizhou Phase V.

Taizhou Power Plant is a power plant wholly owned by the Company and currently has an installed capacity of 1450MW. The Phase V project is the continued construction of the 2x300MW coal-fired generating units in addition to the above capacity.

According to the Request for Examination and Approval of the Proposal on the Expansion Project of Zhejiang Taizhou Power Plant Phase V issued by Zhejiang

[illegible] project strengths, please refer to Shanghai Securities News, China Securities Journal, South China Morning Post (Hong Kong) and Wen Wei Po (Hong Kong) published on 3 August 2004.

2. Estimated Total Investment and Resources of Funds of Taizhou Phase V.

It is proposed that the construction of the Taizhou Phase V will be fully financed by the Company. According to the Request for Examination and Approval of the Proposal on the Expansion Project of Zhejiang Taizhou Power Plant Phase V issued by Zhejiang Provincial Development and Reform Commission according to Document Zhe Fa Gai Neng Yuan [2004] No.631, the total static investment of Taizhou Phase V will be RMB2,643,000,000, total dynamic investment will be RMB2,804,000,000 and the registered capital of approximately RMB660,000,00 will account for 25% of the total investment and the remaining 75% of the funds will be covered by bank loans (the final total amount of the investment and the capital contribution by the Company will be subject to the examination and approval report by the State).

3. This proposal will be submitted to the third extraordinary general meeting of the Company of Year 2004 for further examination. Please find below the matters in connection with convening the meeting:

(1) Date of the meeting: 25 November 2004 9.00 a.m.
(2) Place of the meeting: Hangzhou Capital Star Hotel (No.448 Wenhui Road, Hangzhou)
(3) Matters to be examined at the meeting: Proposal on Fully Financing the Expansion Project of Taizhou Power Plant Phase V

4. Eligibility for attending the meeting

(1) Shareholders of the Company who are registered with the China Securities Registration and Clearing Company Limited, Shanghai Branch at the close of the afternoon trading session on 16 November 2004 (last trading date for the B shares of the Company: 11 November 2004).
(2) Shareholders who are unable to attend the meeting due to certain reasons may appoint their authorized proxies to attend the meeting (please find below the proxyform).
(3) Directors, supervisors and other senior management personnel of the Company.

5. Registration method

(1) Registration procedures:

Eligible shareholders of legal person shares shall complete the registration formalities by presenting their shareholder accounts, copies of their business licences, authorisation letters of the legal representatives and identity cards of the attendees.

Eligible individual shareholders shall complete the registration formalities by presenting their shareholder accounts, identity cards and shareholding proof.

Proxies shall complete registration formalities by presenting their proxy forms, identity cards, shareholder accounts of the appointers and shareholding evi dence of the appointers.

(2) Registration time:

9:00 - 11:00 a.m. and 2:00 - 4:00 p.m. on 22 November 2004

(3) Place of registration: Secretariat office of the board of directors, Floor 22, Biao Li Tower, 528 Yan'an Road, Hangzhou (310006)

Telephone Number : 0571-85774566

Fax Number : 0571-85774321

6. Note: All accommodation and travelling expenses shall be borne by the shareholders attending the meeting, and the duration of the meeting will be half a day.

Board of Directors

Zhejiang Southeast Electric Power Company Limited
16 October 2004

PROXY FORM

I/We hereby authorise Ms/Mr ______________________ to attend the third extraordinary general meeting of Zhejiang Southeast Electric Power Company Limited of Year 2004 and exercise the shareholders' rights according to the following authority:

To vote for / vote against / abstain from voting in respect of the matters to be examined as stated in the announcement on convening the shareholders' meeting.

As regards the matters for which specific instructions have not been given, the proxy__________ (may / may not) vote according to his/her own intention.

Appointer: ____________________ Business licence/Identity card number of the appointer: ______________________________

Shareholder Account number of the appointer : ______________________________

Number of shares held by the appointer : ______________________________

Appointee: ______________ Identity card number of the appointee : ______________________________

Appointing date : ______________________________

Signature (chop) of the appointer : ______________________________

85,626 in September last year.

"The fact that house prices probably rose too far and too fast has probably stemmed demand on the housing front," association director of statistics David Dooks said.

September marked the fourth straight month of monthly falls in the association's approvals figures.

The average value of a loan for house purchase last month fell £1,000 (HK$14,282) compared with the month before to £111,100, but was still up on the £105,700 of a year ago.

Separately, the association said underlying mortgage lending was up £4.4 billion last month, the same as in August, which was the weakest since June 2002.

That figure compares with £5.4 billion reported last week, which the association said at the time had been distorted by a reporting technicality. *Reuters*

.03 .04

SCMP Graphic

Source: British Bankers Association

WEAK DEMAND CUTS JAPAN CHIP EQUIPMENT SALES

Tokyo: Orders for Japanese chip equipment last month fell 3 per cent from a year earlier, posting the first year-on-year decline in 16 months, hit by shrinking demand from Taiwan and other Asian economies.

Orders totalled 110.68 billion yen (HK$8.06 billion), down 6.6 per cent from August, the Semiconductor Equipment Association of Japan said.

"If we break them down by

yen. *Reuters*

CORPORATE BUYERS LIFT ORDERS FOR COMPUTERS

Tokyo: Japan's domestic shipments of personal computers in the three months to last month rose 11 per cent in volume from a year earlier, led by continued strong demand from corporate users.

Shipments reached 2.92 million units, the sixth straight quarter of year-on-year growth, the Japan Electronics and Information Technology Industries Association said.

By product, notebook computers had the strongest growth in volume, with 441,000 units shipped, a 43 per cent increase, the association said. *Bloomberg*

Zhejiang Southeast Electric Power Company Limited
The 3rd Quarter Results 2004
(Unaudited)

1. Particulars of the Company

Abbreviation of Share Name	Code of Share	Listing Stock Exchange
ZSEPC B share	900949	Shanghai Stock Exchange

2. Main Accounting Figures and Financial Indicators

Unit: RMB yuan

	Jan.-Sept. 2004	Jan.-Sept. 2003	Increase/Decrease (%)
Net Profit	646,950,852.33	668,751,457.88	-3.26
Earnings per Share	0.32	0.33	-3.03
Yield on Net Assets (%)	10.48	11.04	Dropped by 0.56%

3. Statement of Profit

Statement of Profit

Unit: RMB Yuan Unaudited

Item	From Year Beginning to Reporting Period (January - September)		Same Period Last Year (January-September)	
	Consolidated	Parent Company	Consolidated	Parent Company
1. Revenue from principal business	4,065,476,786.91	3,115,265,610.17	3,532,203,349.00	2,819,139,853.02
Less: Costs from principal business	2,818,080,234.84	2,153,830,061.33	2,233,782,257.22	1,778,673,681.92
Tax and surtax from principal business	39,963,794.44	31,292,187.08	40,214,936.20	31,852,998.88
2. Profit from principal business	1,207,432,757.63	930,143,361.76	1,258,206,155.58	1,008,613,172.22
Add: Profit from other activities	1,766,564.06	1,766,564.06	735,470.68	735,470.68
Less: Operating expenses				
Administrative expenses	139,571,468.61	119,478,889.56	152,103,093.31	134,774,113.57
Financing expenses	46,420,640.62	-1,167,508.70	49,241,004.16	17,564,315.54
3.Profit	1,023,207,212.46	813,598,544.96	1,057,597,528.79	857,010,213.79
Add: Returns on investment	19,051,032.42	109,119,850.71	21,040,000.00	115,685,089.85
Subsidy income				
Non-operating income	240,355.60	180,355.60	852,546.95	852,546.95
Less: Non-operating expenses	8,398,459.82	5,546,826.28	21,232,538.34	20,412,270.40
4.Gross profit	1,034,100,140.66	917,351,924.99	1,058,257,537.40	953,135,580.19
Less: Income tax	338,650,693.87	270,401,072.66	344,166,791.21	284,384,122.31
Less: Minority shareholders' gains and losses	48,498,594.46		45,339,288.31	
5.Net profit	646,950,852.33	646,950,852.33	668,751,457.88	668,751,457.88

Zhejiang Southeast Electric Power Company Limited

28 October 2004

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Source: Reuters

* Figures exclude group companies Daihatsu Motor and Hino Motors

3

Steel shortage halts vehicle output

CARS

Reuters in Tokyo

Japan's Nissan Motor will stop production at some of its domestic car plants for five days due to a steel shortage, in a rare move that could spill over to its rivals as steelmakers struggle to meet burgeoning demand.

Japan's second-biggest carmaker yesterday said it would suspend operations at three of its four domestic plants next Monday and Tuesday and between December 6 and 8, resulting in lost production of about 25,000 vehicles to be made up early next year.

While factories in Japan are sometimes shut due to storms or earthquakes, it is rare to close because of a lack of materials.

A Nissan spokeswoman said the problem arose after the launch since early September of a string of models such as the Tiida compact car and the luxury Fuga for which actual orders outpaced the company's projections.

"We didn't foresee this much demand," she said, adding the company would make up for the stoppage by running the affected factories on holidays later on.

After nearly a year of no new models in Japan, Nissan is flooding the market with six new ones between September and January as it races to meet its commitment of selling 3.6 million vehicles in the 12 months to September next year, or one million more than it sold in 2001.

While Nissan's sudden steel shortage is mainly a factor of unforeseen demand, analysts said the same problem could plague other carmakers and industries that relied on steel given tight supply around the world.

"Japanese steelmakers give top priority to demand from the car industry," Shinko Securities analyst Nobuyuki Tsuji said.

"Steel supply must be tight if carmakers are short of it, and I think we will see the same problem at other carmakers and industries."

Steel prices have jumped in the past year because of tight raw-material supplies and a surge in demand due to the sizzling economy in China.

Nissan will halt work at one of two lines at its Fukuoka plant in southwestern Japan and completely stop production at its Oppama plant in Kanagawa prefecture and the Nissan Shatai Shonan assembly plant, also in Kanagawa.

The carmaker said it was working with its steel suppliers in Japan and overseas to make sure it had enough supply in future to prevent a recurrence.

DIFFERENT FORTUNES FOR CARMAKERS

Three leading Japanese carmakers – Nissan, Honda and Mazda – increased global production last month due to brisk demand in overseas markets, but output at Toyota and scandal-hit Mitsubishi was down, the companies said yesterday.

Toyota Motor, Japan's top carmaker, said worldwide production slipped 0.6 per cent last month from a year ago. Domestic production fell 7.2 per cent – its first decline in five months.

No 2 Nissan Motor said worldwide production edged 0.5 per cent higher. Its overseas production rose 5.2 per cent, offsetting a 5.2 per cent drop in domestic production.

Nissan said production in the United States grew 13.9 per cent. *AP*

Zhejiang Southeast Electric Power Company Limited
Announcement on
Resolutions of the Third Extraordinary General Meeting for 2004

1. Convening and quorum of the meeting

The third extraordinary general meeting (the "meeting") of Zhejiang Southeast Electric Power Company Limited (the "Company") for 2004 was held on 25 November 2004 at Hangzhou Star Capital Hotel. A total of 32 shareholders and shareholders' authorized proxies (the "shareholders") were present at the meeting (of which: 5 domestic share shareholders; 27 B share shareholders) holding 1,347,626,192 shares of the Company which accounted for 67.05% of the total shares of the Company (of which: 1,320,000,000 shares held by shareholders of domestic shares which accounted for 100.00% of the domestic shares of the Company; 27,626,192 shares held by shareholders of B shares which accounted for 4.00% of the B shares of the Company), which complied with the stipulations of the Company Law and the Articles of Association. Mr Sun Yongsen, chairman of the Company, presided over the meeting.

2. Review and discussion of the proposal

The Proposal on Fully Financing the Expansion Project of Taizhou Power Plant Phase V was voted by open ballot after review and discussion by the shareholders present at the meeting. The voting results were as follows:

Consenting votes of 1,347,626,192 shares, representing 100.00% of the effective voting shares (of which 1,320,000,000 shares are domestic shares accounting for 100.00% of the effective voting shares of the shareholders of domestic shares; 27,626,192 shares are B shares accounting for 100.00% of the effective voting shares of the shareholders of B shares); dissenting votes of 0 share; abstentions of 0 share.

3. Resolution of the proposals

According to the voting results, it was agreed that the Company shall fully finance the Expansion Project of Taizhou Power Plant Phase V.

4. Witnessing of lawyers

Beijing Zhong Xin Law Firm has issued legal opinions regarding the meeting. Beijing Zhong Xin Law Firm is of the opinion that the convening and the procedures of the meeting comply with the stipulations of the Company Law, the Articles of Association and other regulations; the qualifications of the personnel attending the meeting are lawful and valid; the voting procedures of the meeting comply with the stipulations of the Company Law, the Articles of Association and other regulations; the resolutions passed at the meeting are lawful and valid.

5. Documents for inspection

(1) Resolutions of the Shareholders' General Meeting.
(2) Legal opinions issued by Zhong Xin Law Firm.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
26 November 2004

Zhejiang Southeast Electric Power Company Limited
Announcement on Resolutions of the Fifteenth Meeting of the Third Board of Directors (by way of communication)

The Company and all the members of the Board of Directors guarantee that the content of this announcement is true, accurate and complete and will t joint and severally responsible for any false statement, misleading representation or material omission.

The Fifteenth Meeting of the Third Board of Directors of Zhejiang Southeast Electric Power Company Limited ("the Company") was convened on 29 December 2004 by way of communication (the notice of the meeting was released on 7 December 2004). Fifteen directors should have been present a fifteen directors were actually present at the meeting. The supervisors of the Company attended the meeting as non-voting members. The meeting complied with the stipulations of the Company Law and the Articles of Association of the Company.

The Proposal on Contributing to Establish Zhejiang Changxing Jietong Logistics Company Limited submitted by Zhejiang Changxing Electronic Pow Company Limited ("Changxing Co."), a controlled subsidiary of the Company, was examined and discussed at the meeting. Under the circumstance th the connected directors Sun Yongsen, Xie Guoxing, Cao Lu and Hu Genfa abstained from voting, the other directors unanimously approved the Proposal. The following resolutions were reached at the meeting:

It was approved that Changxing Co. can contribute to establish Zhejiang Changxing Jietong Logistics Company Limited (temporary name, subject to industry and commerce registration) to take over Changxing Tiegongshui Pier and hold 45% shares of Zhejiang Changxing Jietong Logistics Company Limited.

1. Summary of the Connected Transaction
It was examined and approved at the Eleventh Meeting of the Second Board of Changxing Co. that Changxing Co. is planning, together with Zhejiang Zheneng Fuxing Fuel Company Limited ("Fuxing Co."), Zhejiang Xingyuan Investment Company Limited ("Xingyuan Co.") to jointly contribute by cash to establish Zhejiang Changxing Jietong Logistics Company Limited ("Jietong Co.") to take over Changxing Tiegongshui Pier, which is wholly owned by Changxing Sitong Harbour and Shipping Company Limited ("Sitong Co."). Changxing Co. plans to hold 45% shares of Jietong Co., and Fuxing Co. and Xingyuan Co. plan to hold 35% and 20% of the shares of Jietong Co., respectively.

Since Changxing Co., Fuxing Co. and Xingyuan Co. are all controlled by Zhejiang Province Power Group Company Limited, according to the Share Listing Rules of the Shanghai Stock Exchange, the above joint investment has constituted as connected transaction and the connected directors of the Company shall abstain from voting. The independent directors of the Company issued independent opinions and have unanimously approved the above connected transaction.

2. Information about the contributors of Jietong Co.
(1) Introduction of the contributors
(i) Changxing Co.
Changxing Co. was established in July 2001 with a registered capital of RMB610 million. Its business scope covers production and sales of electricity and other ancillary production and business. The legal representative is Shou Desheng.

Currently, Changxing Co. is operating two 300MW generation units and building another two 300MW generation units. By the end of 2003, Changxing Co. had gross assets of RMB2.407 billion and net assets of RMB728 million.

(ii) Fuxing Co.
Fuxing Co. was established in July 2004 with a registered capital of RMB80 million. Its business scope covers sales of coals and electricity fuel technology development and technical service. The legal representative is Zhang Jin.

4. Summary of Tiegongshui Pier and the purpose of the takeover
Tiegongshui Pier is located around 2 km southeast of Zhicheng Town Changxing County Zhejiang Province, northwest of the No. 318 State Highway Changxing Bridge, north of the No. 318 State Highway, south of Changxing Co.'s waterwheel works, west of the golden Chang-Hu-Shen Canal (Changxing-Huzhou-Shanghai) and east of the Xuan-Hang railway. Tiegongshui Pier is currently the biggest comprehensive pier in Changxing County.
The major reasons for and benefits of taking over Tiegongshui Pier

(1) To guarantee the steady coal supply of Changxing Co.
Currently Changxing Co. completely relies on railway for its electricity coal transportation . With the commencement of production of the phase II project in 2006, the annual coal consumption of the four 300MW generating units of Changxing Co. will reach 3.6 million ton.

The railway transportation by its design can meet Changxing Co.'s need of coal for its production. But the transportation ability of the railway may fluctuate from time to time. Especially during the busy season, the insufficiency of transportation capacity is a prominent problem and can affect the coal supply to the power plant for its normal electricity production.

To disperse and lower the coal supply risk, Changxing Co. plans to arrange part of the coal to be transported by shipping. Taking over Tiegongshui Pier and transforming it into a coal transportation pier with coal storage yard can expand the transportation channels and disperse and lower the electricity coal supply risk. It is also a positive move to ensure the safe and steady operation of Changxing Co.'s electricity generation units.

(2) Tiegongshui Pier has abundant land resources, which can be comprehensively developed and exploited thus facilitate railway, highway and waterway transportation altogether. Therefore, on condition of guaranteeing the coal supply, using Tiegongshui Pier as a platform, the return on the project investment can be further raised by grafting, transforming, constructing the current facilities and comprehensively developing and exploiting the railway distribution station, highway transportation, shipping and storage advantages.

of RMB50 million. Its business scope covers industrial investment; mini hydroelectric power generation and mini thermoelectric power generation; real estate investment; infrastructure construction; information engineering; environment protection engineering; sales of whole-set electric equipments, electromechanical equipments and metal materials; real property management. The legal representative is Fan Xiaoning. By the end of 2003, Xingyuan Co. had gross assets of RMB51.44 million and net assets of RMB49.33 million.

(2) The connected relationship between the contributors
Changxing Co. is a controlled subsidiary of the Company. The Company holds 65% shares of Changxing Co.. The other shareholders of Changxing Co. currently are Zhejiang Hongfa Power Company Limited and Zhejiang Province Electricity Development Company, who hold 20% and 15% shares of Changxing Co., respectively.

The biggest shareholder of the Company, Zhejiang Province Electricity Development Company is a wholly-owned subsidiary of Zhejiang Province Power Group Company Limited, therefore Zhejiang Province Power Group Company Limited a substantial controller of Changxing Co..

The shareholders of Fuxing Co. are Xingyuan Co. and Zhejiang Fuxing Electricity Fuel Co., Ltd., who hold 80% and 20% shares of Fuxing Co., respectively.

The shareholders of Xingyuan Co. are Zhejiang Province Power Group Company Limited and Zhejiang Province Electricity Development Company, who hold 90% and 10% shares of Xingyuan Co., respectively.

Therefore, Changxing Co., Fuxing Co. and Xingyuan Co. are all controlled by Zhejiang Province Power Group Company Limited. According to the Share Listing Rules of the Shanghai Stock Exchange, this joint investment has constituted as a connected transaction of the Company.

Zhejiang Province Power Group Company Limited is a provincial level energy-related state-owned assets operating entity incorporated in March 2001 by the Municipal Government of Zhejiang Province with a registered capital of RMB3.5 billion. Its business scope covers managing the State-authorised group company and its subsidiaries' state-owned assets and state-owned shares; industrial investment and development; technology consulting service. The legal representative is Sun Yongsen. By the end of 2003, Zhejiang Province Power Group Company Limited had gross assets of RMB36.17 billion and net assets of RMB16.7 billion.

3. Summary of Sitong Co.
Sitong Co. was established in July 1999 with a registered capital of RMB15.08 million. Its business scope covers arranging for the owners cargo transportation by railway, highway or waterway, transfer, storage and loading of cargos, vehicle and vessel dispatching, container and express mail consignment (except for international ones), acting as agent for account settling and service, (if state permission or authorisation administration is involved, it will operate with necessary permission or certificate). The legal representative is Qian Yongchang.

Sitong Co. is a wholly state-owned company, administrated by Changxing County Transportation Bureau.

In awareness of the various advantages Tiegongshui Pier enjoys for integrated development and usage, the shareholders of Jietong Co. have reached unanimous decision to take over the assets of Tiegongshui Pier first.

Evaluated by Huzhou Tianheng Joint Accountant Firm and Changxing Zhongdi Real Estate Evaluation Company, with the asset evaluation reports Hutianpingbaozi [2004] No.55 and Changdiping [2004] No.9 issued, the estimated value of Tiegongshui Pier's assets is RMB79,427,642.14 (including the land transfer premium for the land user right over the assets of the Pier). After negotiation between the two parties of the takeover, the transfer price of the Tiegongshui Pier's assets was agreed at RMB81 million.

(1) After the takeover of the Tiegongshui Pier's assets is completed, Jietong Co's initial plan includes the re-construction and development of the coal supply pier, coal storage yard and the cargo distribution pier. The estimated total investment of the initial phase of development project is RMB76.79 million.

The estimated total investment required for the takeover and the initial phase of development is RMB157.79 million. On completing the initial phase of development, the Pier can have an estimated gross profit of RMB26.16 million per annum. The project's estimated static investment recovery period is 7.2 years, dynamic investment recovery period is 9.2 years and internal rate of return is 11.5%.

6. Jietong Co.'s registered capital and Changxing Co.'s contribution
The first batch of Jietong Co.'s registered capital, calculated as 30% of the estimated total investment in the takeover and initial phase of project development, which is RMB47 million, shall be injected by the contributors by cash. Calculated by its share of contribution, Changxing Co. shall contribute RMB21.15 million to Jietong Co.'s capital.

7. Opinions of the independent directors
The independent directors agreed that taking over Tiegongshui Pier can expand the coal transport channel of Changxing Co.. It will have a positive result on guaranteeing the coal supply to the power plant and ensuring the power plant's safe and stable operation. Meanwhile, on condition of guaranteeing the coal transportation and supply to the power plant, a comprehensive developing and exploiting of the land resources of the pier, the bank and the areas around can further raise the return of investment in the project.

That Zhejiang Changxing Electric Power Company Limited, Zhejiang Zheneng Fuxing Fuel Company Limited and Zhejiang Xingyuan Investment Company Limited jointly contribute by cash to establish Zhejiang Changxing Jietong Logistics Company Limited suits the long-term interests of the Company and all of its shareholders and does not harm the interests of the minority shareholders.

On discussion and approval of this connected transaction, the connected directors have abstained from voting. The voting process complied with relevant State laws, rules and regulations.

8. Documents available for inspection
(1) Resolutions of the Fifteenth Meeting of the Third Board of Directors of the Company;
(2) Independent Directors' Opinions, signed and confirmed by the independent directors;
(3) Resolutions of the Eleventh Meeting of the Second Board of Directors of Zhejiang Changxing Electric Power Company Limited

Board of Directors
Zhejiang Southeast Electric Power Company Limited
30 December 2004

of this year.

To that end, it has been pushing banks to arrange billion-yuan loans of longer than 10 years for manufacturers of set-top boxes.

INBRIEF

SHUI ON SELLS BUSINESS
Shui On Construction and Materials subsidiary Shui On Building Materials will sell its construction materials business in Hong Kong to Maxking Investments for $95 million.

KERRY IN LOGISTICS DEAL
Property and logistics firm Kerry Properties has completed the first stage of its purchase of a 70 per cent stake in mainland freight forwarder EAS International. The deal costs Kerry 380 million yuan.

RED CHIP POWERS UP
Red chip China Resources Holdings has increased its holding in Guangdong's Shajiao C power plant from 29.56 per cent to 30 per cent for US$3 million.

GET NICE RAISES $108M
Financial services provider Get Nice Holdings will raise $108 million by selling 60 million shares at $1.80 each.

FLATS ON THE BLOCK
Property developer Wing Tai Asia will sell a 164-unit residential block on Kowloon Station.

biggest container port and the economy that relies on it.

Last month, Dubai Ports International (DPI) emerged from the pack by having the deepest pockets and will take its place in Kwai Chung beside two of the world's biggest terminal developers, Hutchison Whampoa and Wharf Group.

Gone from Kwai Chung are CSX, and developers Hongkong Land Holdings and Sun Hung Kai Properties, for whom the lure of a quick buck proved too great to ignore.

Conglomerate NWS Holdings, however, shelled out $720 million last month to increase to 54 per cent its effective stake in Asia Container Terminals (ACT), and shore up its commitment to the port.

The management credentials of DPI, the Middle East's biggest port operator, are respected. There is also consensus that DPI's emergence on the scene is very unlikely to increase competition for customers or drive down cargo-handling rates at the main terminals.

But carrier executives and commodity traders cannot help but wonder what might have been if more-established players such as Singapore's PSA International or Denmark's AP Moller Group, which owns the world's biggest container shipping line, Maersk Sealand, had won the bid for CSX's portfolio.

"From a shipping line's perspective, it was always going to be better to have CSX's Hong Kong assets sold to Dubai or PSA rather than have the incumbents increase their stranglehold on the deep-sea market here," said an executive at a leading European carrier. "But it also would have been better for the competitive environment at the



A water taxi in Dubai, home of the Middle East's large

port if the PSA or AP Moller Group would have won, rather than Dubai."

DPI managing director Mohammed Sharaf has already moved to calm any jangled nerves exposed by a new face in Hong Kong's close-knit port community by saying DPI would "get our share without disrupting the market".

In fact, it is understood DPI will retain many of CSX's senior executives to manage the facilities they currently run, particularly in Asia.

But even if DPI was inclined to generate immediate business by undercutting the market, the carrier executive said the berths it bought a stake in – CT3 and CT8 – would have only limited appeal to the world's biggest shipping lines given the challenge of moving boxes between them.

"If you look at the locations of terminals 8 and 3, it would be difficult for a line to mount an efficient operation," he said. "That would handicap any operator from being able to attract a sizeable customer. DPI will be in a less advantageous position than the incumbents."

The volume of cargo moving across the docks at the main terminals rebounded last year after shaking off first-quarter doldrums

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Zhejiang Southeast Electric Power Company Limited

Announcement on the Adjustment of Excess Output Tariff

Zhejiang Southeast Electric Power Company Limited ("the Company") received a Notice on Raising the Excess Output Tariff of Coal-fired Units (Zhejiashang [2004] No.341) issued by Zhejiang Province Pricing Bureau on 4th January 2005. Pursuant to such notice, in order to ease the increasing fuel cost pressure on the power generating enterprises, Zhejiang Province will raise the excess output tariff (the tariff implemented on on-grid electricity volume exceeding 5500 power generating utilization hours) of coal-fired power generating units from RMB0.328/kwh (including tax) to RMB0.338/kwh (including tax) with effect from 15th June 2004.

Estimated from the above, the main business revenues in the consolidated financial statement of the Company for the year 2004 will increase by approximately RMB34,000,000 as a result of the above tariff adjustment.

Zhejiang Southeast Electric Power Company Limited
6th January 2005

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions of the Sixteenth Meeting of the Third Board of Directors and Notice to Convene the 2004 Shareholders' General Meeting

A written notice on the sixteenth meeting of the third Board of Directors of Zhejiang Southeast Electric Power Company Limited ("the Company") was issued on 19 March 2005 and the meeting was convened at Hangzhou Xihu State Hotel on 29 March 2005. Fifteen directors should be present and fourteen directors were present at the meeting. Huan Guocang, an independent director, appointed independent director Huang Dongliang to attend the meeting and vote on his behalf. Supervisors and senior management personnel of the Company attended the meeting as non-voting delegates. The convening of the meeting complied with the relevant stipulations of the Company Law and the Articles of Association and the meeting was lawful and valid. Sun Yongsen took the chair of the meeting. The following resolutions were discussed and unanimously passed at the meeting:

I. Discussed and approved the Work Report of the Board of Directors for 2004;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0. II. Discussed and approved the Work Report of the General Manager for 2004;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

III. Discussed and approved the Financial Statements for 2004;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

IV. Discussed and approved the Proposal on Profit Distribution for 2004;

The Proposal on Profit Distribution for 2004 is as follows: taking the after-tax profit of the parent company in the amount of RMB682,053,135.24 audited by the domestic accountants as the base, 10%, that is RMB68,205,313.52, will be allocated as statutory surplus common reserve and statutory public welfare reserve respectively, totalling RMB136,410,627.04. According to the financial statements audited by domestic and international accounting firms, following the principle of "whichever the lower" and taking the 2.01 billion shares in the aggregate share capital of the Company at the end of 2004 as the base number, a cash dividend of RMB2.50 (including tax) will be distributed per 10 shares, totalling RMB502,500,000.00 (including tax).

The above proposal for profit distribution has to be submitted to the 2004 Shareholders' General Meeting for discussion and approval prior to implementation.Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

V. Discussed and approved the 2004 Annual Report and the Summary of the Annual Report;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0. VI. Discussed and approved the Financial Budgetary Report for 2005;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

VII. Discussed and approved the Proposal on Re-appointment of Accounting Firms;To re-appoint Zhejiang Pan-China Certified Public Accountants and PricewaterhouseCoopers China Limited to provide accounting statements auditing and other relevant consultancy services to the Company for one year. The amount and method in relation to the payment of remuneration will be proposed by the management team upon authorisation by the Board of Directors and submitted to the Chairman for approval.Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

VIII. Discussed and approved the Proposal on the Ordinary Connected Transactions of the Company;Voting results: consenting votes: 11; dissenting vote: 0; abstention: 0 (connected directors Sun Yongsen, Xie Guoxing, Cao Lu and Hu Genfa avoided voting).Please refer to the "Announcement on Ordinary Connected Transactions of the Company" for details.

IX. Discussed and approved the Proposal on Amending the Articles of Association.Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0. X. Discussed and approved the Proposal on Convening the 2004 Shareholders' General Meeting.Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

The Company will convene its 2004 shareholders' general meeting at Hangzhou Dahua Hotel (No.171 Nanshan Road, Hangzhou) on 10 May 2005 at 9.00 a.m. Specific matters are as follows:

1. Matters to be discussed at the meeting:

(i) To discuss the Work Report of the Board of Directors for 2004; (ii)To discuss the Work Report of the Supervisory Committee for 2004; (iii) To hear the Work Report of Independent Directors for 2004; (iv) To discuss the Financial Statements for 2004;

(v) To discuss the Proposal on Profit Distribution for 2004; (vi)To discuss the Financial Budgetary Report for 2005; (vii) To discuss the Proposal on the Ordinary Connected Transactions of the Company; (viii) To discuss the Proposal on Re-appointment of Accounting Firms;

(ix) To discuss the Proposal on Amending the Articles of Association.

2. Attendees of the meeting

(i) All the shareholders of the Company who have registered at China Securities Clearing & Registration Corporation Shanghai Branch by the time the market closes in the afternoon of 18 April 2005 shall have the right to attend the meeting (the last trading day for B shares shall be 13 April);

(ii) Shareholders who are unable to attend the meeting due to certain reasons may appoint their proxies to attend the meeting (please find below the proxy form);

(iii) Directors, supervisors and senior management personnel of the Company.

3. Registration method

(i) Registration formalities:

Legal person shareholders complying with the above conditions shall produce their shareholders' account cards, copies of business licenses and legal representative proxy forms and identity cards of the attendees and complete the registration formalities;

Individual shareholders complying with the above conditions shall produce their shareholders' account cards, identity cards and shareholding evidence and complete the registration formalities;

Proxies shall produce proxy forms, identity cards, shareholder account cards of the appointers and shareholding evidence of the appointers and complete the registration formalities.

(ii) Time of registration: 25 April 2005 9:00 a.m. – 11:00 a.m., 2:00 p.m. – 4.00 p.m.

(iii) Place of registration: Secretarial Office of the Board, Level 22, Triplenic Mansion, 528 Yanan Road, Hangzhou (310006)

Telephone: 0571-85774566 Fax: 0571-85774321

4. The meeting will last half a day and the shareholders shall bear their own costs of board and lodging and transportation.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

31 March 2005

Proxy Form

I/We hereby authorise Ms/Mr ____________ to attend the 2004 Shareholders' General Meeting of Zhejiang Southeast Electric Power Company Limited on behalf of our company/on my behalf and exercise shareholders' rights according to the following power:

1. To vote for item ( ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting; 2. To vote against item ( ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting;

3. To abstain from voting in relation to item ( ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting; 4. As regards the matters for which specific instructions have not been given in items 1 – 3 above, the proxy ____________ (may / may not) vote according to his own intention.

Appointer: ________________ Business license/identity card number of the appointer:Shareholder number of the appointer: ____________ Number of shares held by the appointer: Appointee: ________________ Identity card number of the appointee: Date of appointment: ______ Signature of the appointer (seal):

: Work Report of Independent Directors for 2004; (iv) To discuss the Financial Statements for 2004;
Ordinary Connected Transactions of the Company; (viii) To discuss the Proposal on Re-appointment of Accounting Firms;

the afternoon of 18 April 2005 shall have the right to attend the meeting (the last trading day for B shares shall be 13 April);

id identity cards of the attendees and complete the registration formalities;
on formalities;

mpany Limited

half and exercise shareholders' rights according to the following power:
for discussion as stated in the announcement on convening the shareholders' general meeting;
ters for which specific instructions have not been given in items 1 – 3 above, the proxy ____________ (may / may not) vote according to his own intention.
r: Appointee: ____________ Identity card number of the appointee: Date of appointment: ______ Signature of the appointer (seal):

.l development and technical services of power fuel; sales of coal; and wholesale of petroleum,
ubsidiary of Zhejiang Fuxing, and Zhejiang Fuxing has a 90% shareholding in Ningbo Fuxing.
uxing and Ningbo Fuxing is Zhang Jin.
Company, the largest substantial shareholder of the Company, is a wholly owned subsidiary

ejiang Provincial Power Fuel Corporation, was responsible for supplying coal and fuel oil for
ea of 170,000 square metres in Shanghai and the main ports of Zhejiang province; owns 7 sea
vince; the annual coal blending capacity amounted to over 10,000,000 tonnes; the annual coal
0 tonnes of fuel coal with total sales of RMB9.7 billion.
uxing still secured coal supply for the power plants of the Company.
to other power plants and shall not be higher than the price for similar coal obtainable by the

supply for the power plants of the Company and effectively controlling the power generating

protecting the interests of the Company. Our practical experience shows that the long-term
Company.

d Transactions of the Company. During the discussion on such proposal, connected directors

costs and securing coal supply. The transaction is fair, equitable and reasonable without damaging

omplied with the stipulations of the relevant laws and regulations of the State and the Articles

eholders' General Meeting.

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions of the Fourth Meeting of the Third Supervisory Committee

The fourth meeting of the third Supervisory Committee of Zhejiang Southeast Electric Power Company Limited (the "Company") was convened at Hangzhou Xihu State Hotel on 29 March 2005. Seven supervisors should be present and five supervisors were present at the meeting. Supervisor Fu Muxing and Supervisor Sun Chaoyang were unable to attend the meeting due to work requirements and appointed Supervisor Huang Guanlin and Supervisor Yang Jiangxiong respectively to attend the meeting and vote on their behalf. The convening of the meeting complied with the relevant stipulations of the Company Law and the Articles of Association. The meeting was chaired by the convenor of the Supervisory Committee Huang Lixin. The following resolutions were discussed and unanimously approved at the meeting:

1. Discussed and approved the Work Report of the Supervisory Committee for 2004;The Supervisory Committee considered that in 2004 the Company operated according to law and the financial conditions were normal and the funds raised were used according to the approved purposes and the transactions on the acquisition and sale of assets and the connected transactions were regulated.Voting results: consenting votes: 7; dissenting vote: 0; abstention: 0.
2. Discussed and approved the Financial Statements for 2004;Voting results: consenting votes: 7; dissenting vote: 0; abstention: 0.
3. Discussed and approved the 2004 Annual Report and the Summary of the Annual Report;Voting results: consenting votes: 7; dissenting vote: 0; abstention: 0.
4. Discussed and approved the Financial Budgetary Report for 2005; Voting results: consenting votes: 7; dissenting vote: 0; abstention: 0.

Supervisory Committee
Zhejiang Southeast Electric Power Company Limited
31 March 2005

3. To abstain from voting in relation to Item ( ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting; 4. As regards the matters for which specific instructions have not been given in items 1 – 3 above, the proxy ______

Appointer: ______ Business license/identity card number of the appointer:Shareholder number of the appointer: ______ Number of shares held by the appointer: Appointee: ______ Identity card number of the appointee:

Zhejiang Southeast Electric Power Company Limited

Announcement on Ordinary Connected Transactions

8

I. Anticipated Ordinary Connected Transactions for 2005

Type of Connected Transaction	Name of the Connected Party	Anticipated Total Purchase	Ratio to Similar Transactions	Total Amount of the Previous Year (RMB)
Purchase of Coal	Zhejiang Fuxing Power Fuel Company Limited	Approximately 8,000,000 tonnes of coal	100%	1,149,454,100.28
	Ningbo Fuxing Power Fuel Company Limited			1,383,286,872.71

II. Introduction to the Connected Parties and Connected Relationship

1. Basic particulars of the connected partiesZhejiang Fuxing Power Fuel Company Limited ("Zhejiang Fuxing") was established in December 2000 and is mainly engaged in technical development and technical services of power fuel; sales of coal; and wholesale of petroleum, diesel and fuel oil. Its registered capital is RMB150,000,000. Ningbo Fuxing Power Fuel Company Limited ("Ningbo Fuxing") was established in April 2001 and is a controlling subsidiary of Zhejiang Fuxing, and Zhejiang Fuxing has a 90% shareholding in Ningbo Fuxing. Ningbo Fuxing was registered in Ningbo Daxie Development Zone and is mainly engaged in the sale and import and export of coal. The legal representative of both Zhejiang Fuxing and Ningbo Fuxing is Zhang Jin.

2. Connected relationship with the CompanyThe controlling shareholder of Zhejiang Fuxing is Zhejiang Provincial Energy Group Limited. Zhejiang Provincial Power Development Company, the largest substantial shareholder of the Company, is a wholly owned subsidiary of Zhejiang Provincial Energy Group Limited. Accordingly, Zhejiang Fuxing and the Company are controlled by the same parent company.

3. Analysis on the connected person's ability to perform the contractZhejiang Fuxing is an enterprise specialising in power fuel business in Zhejiang Province and its predecessor, Zhejiang Provincial Power Fuel Corporation, was responsible for supplying coal and fuel oil for electricity generation by the electricity generating enterprises in the power system of the whole province. Currently, Zhejiang Fuxing owns special-purpose stack yards with an area of 170,000 square metres in Shanghai and the main ports of Zhejiang province; owns 7 sea transportation vessels with a total carrying capacity of 270,000 tonnes, of which the 60,000-tonnage "Fuxing No.7" vessel is currently the largest bulk cargo vessel of Zhejiang Province; the annual coal blending capacity amounted to over 10,000,000 tonnes; the annual coal washing capacity of the newly constructed coal washing plant amounted to 2,000,000 tonnes; coal inspection ratio amounted to 100%. In 2004, Zhejiang Fuxing sold 27,500,000 tonnes of fuel coal with total sales of RMB9.7 billion.

oth Zhejiang Fuxing and its subsidiary Ningbo Fuxing have good credit conditions with strong performance abilities. In 2004, despite the extremely tense coal supply situation, Zhejiang Fuxing still secured coal supply for the power plants of the Company.

I. Pricing Policy and Basis of Pricing The price of coal supplied by Zhejiang Fuxing and Ningbo Fuxing to the Company shall not be higher than the price for similar coal supplied to other power plants and shall not be higher than the price for similar coal obtainable by the ompany in the ordinary market when both parties negotiating the prices; otherwise the Company shall have the right to purchase coal on its own.

V. Purpose of the Transaction and its Impact on the Company

1. The Company purchases coal from the connected parties in order to take advantage of the bulk purchase and collective operation of the connected parties, thereby securing coal supply for the power plants of the Company and effectively controlling the power generating costs of the Company.

2. The connected transaction is fair and reasonable and the rights and obligations of both parties are clearly stated, thus reflecting the market principle of fair transactions and fully protecting the interests of the Company. Our practical experience shows that the long-term friendly cooperation relationship between the Company and Zhejiang Fuxing and Ningbo Fuxing played a very significant role in ensuring the safe and stable production of the Company.

V. Discussion Procedures

1. Voting by the Board of DirectorsThe sixteenth meeting of the third Board of Directors' meeting of the Company discussed and approved the Proposal on the Ordinary Connected Transactions of the Company. During the discussion on such proposal, connected directors Sun Yongsen, Xie Guoxing, Cao Lu and Hu Fagen avoided voting. The voting results are as follows: consenting votes 11, dissenting vote 0, abstention 0.

2. Opinion of independent directors

(1) The purchase of coal for electricity generation by the Company from its affiliated enterprises Zhejiang Fuxing and its subsidiary Ningbo Fuxing played a positive role in controlling coal costs and securing coal supply. The transaction is fair, equitable and reasonable without damaging the interests of the Company and shareholders, particularly the small and medium shareholders.

(2) The policy-making procedures of the Company are lawful and the connected directors avoided voting during discussion and approval of the proposal and the voting procedures complied with the stipulations of the relevant laws and regulations of the State and the Articles of Association.

3. The connected transaction has yet to obtain the approval of the Shareholders' General Meeting and the connected directors will abstain from voting on such proposal at the Shareholders' General Meeting.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

31 March 2005

Zhejiang Southeast Electric Power Company Limited
Annual Results 2004

1. Particulars of the Company

Abbreviation of Share Name	ZSEPC B Share	ZHEJIANG GDR S
Code of Share	900949	0949QLT
Listing Place	Shanghai Stock Exchange	London Stock Exchange

2. Business Operations during the Reporting Period

The principal business of the Company is to invest in, develop and operate the electric power business. In 2004, compared with that in the prior year, power generation increased by 6.63% to 16.951 billion kwh; power sales increased by 7.67% to 15.791 billion kwh; average net coal consumption dropped by 3.29 g/kwh to 338.05 g/kwh, reaching a record low. During the year, the annual principal operating income and the net profit realized by the Company amounted to RMB5.255 billion and RMB682 million, increased by 10.90% and 11.94% respectively compared with those in the prior year. The earnings per share reached RMB0.34.

3. Significant Impact of the Operational Environment on the Results of the Company

In 2004, shortage of coal, electricity, fuel and transportation spread nationwide due to macro-economic conditions. The power plants of the Company were confronted with even greater difficulty because they are located in Zhejiang Province, where coal resource is scarce and the coal has to be transported from a long distance away. Relevant government departments made efforts to step up cooperation and coordination with other coal supply provinces. Coal suppliers have also taken forceful measures to procure from different sources and arrange transportation. The coal demand for power generation of the Company was largely satisfied. But, it is inevitable that the strained coal supply affected the Company's operations significantly in the following ways:

a. The coal price hike drove up the power generation cost greatly. The average coal price over the year rose by RMB102.82 per ton, which increased the principal operating cost of the Company by RMB548.05 million. However, the rise in the coal price was not realized in the electricity price so the profit margin of the Company was further squeezed. In order to solve the pricing problem, three rounds of power tariff adjustment were made by the pricing authorities in 2004. It was reckoned that the tariff adjustment increased the principal operating income of the Company by RMB142.36 million. Still, the difference between the incremental cost and the incremental income amounting to RMB405.69 million needs to be offset internally.

b. The bottleneck of transportation added to the shortage of coal.

c. The shortage of coal gave rise to more cases of mixture of substandard coal and degradation of the coal quality, which indirectly increased the generation cost of the Company.

Under such severe circumstances, by adhering to production safety, emphasizing fuel management and enhancing equipment maintenance, the Company made best endeavours to ensure safe, stable and efficient operation of the generating units in order to maximize the generation and to increase the income from power sales. At the same time, every effort was made to keep costs and expenses under strict control. By doing so, the adverse effect of the coal price rise was mitigated to the minimum possible.

4. Profit Distribution Proposal

The Proposal on Profit Distribution for 2004 is as follows: taking the after-tax profit of the parent company in the amount of RMB682,053,135.24 audited by the domestic accountants as the base, 10%, that is RMB68,205,313.52, will be allocated as statutory surplus common reserve and statutory public welfare reserve respectively, totalling RMB136,410,627.04. According to the financial statements audited by domestic and international accounting firms, following the principle of "whichever the lower" and taking the 2.01 billion shares in the aggregate share capital of the Company at the end of 2004 as the base number, a cash dividend of RMB2.50 (including tax) will be distributed per 10 shares, totalling RMB502,500,000.00 (including tax).

5. Audited Statement of Profit for 2004 (based on the PRC accounting standards)

Unit: in RMB000

Item	Consolidated		Parent Company	
	Current Amount	Prior Amount	Current Amount	Prior Amount
1. Income from principal operating activities	5,254,884,730.15	4,738,196,944.73	4,010,926,430.85	3,670,972,684.16
Less: Principal operating costs	3,787,144,856.25	3,130,675,914.14	2,886,248,531.55	2,440,007,934.01
Principal operating tax and surtax	50,129,066.98	51,268,220.09	38,763,555.90	39,821,558.24
2. Profit from principal operating activities (with loss denoted by "-")	1,417,610,806.92	1,556,252,810.50	1,085,914,343.40	1,191,143,191.91
Add: Profit from other activities (with loss denoted by "-")	8,703,010.87	759,658.17	8,703,010.87	759,658.17
Less: Operating expenses				
Administrative expenses	301,951,533.46	235,580,541.51	241,172,889.50	197,755,599.64
Financing expenses	58,770,159.63	62,620,319.32	-2,410,542.23	13,110,622.12
3. Operating profit (with loss denoted by "-")	1,065,592,124.70	1,258,811,607.84	855,855,007.00	981,036,628.32
Add: Investment income (with loss denoted by "-")	31,138,113.01	-146,757,285.34	120,680,763.45	-19,335,916.62
Subsidy income				
Non-operating income	1,009,252.83	668,046.95	949,252.83	668,046.95
Less: Non-operating expenses	17,567,812.25	35,754,525.65	10,738,220.25	34,578,096.95
4. Gross profit (with loss denoted by "-")	1,080,171,678.29	1,076,967,843.80	966,746,803.03	927,790,661.70
Less: Income tax	349,903,269.74	406,140,478.72	284,693,667.79	318,507,309.88
Less: Minority shareholders' gains and losses	48,215,273.31	61,544,013.26		
Add: unconfirmed investment loss (applicable to consolidated financial statements)				
5. Net profit (with loss denoted by "-")	682,053,135.24	609,283,351.82	682,053,135.24	609,283,351.82

6. Reconciliation between Accounting Figures Based on PRC and International Accounting Standards:

Unit: in RMB000

Item	Net Profit	
	Current Amount	Prior Amount
Based on the PRC Accounting Standards	682,053	609,284
Adjustment based on the international accounting standards:		
Reversal of prepaid corporate income tax	-3,123	-3,123
Reversal of deferred income tax	-2,762	-9,055
Waived debts	4,690	12,773
Difference in share of net profit of an associated company due to deferred tax adjustment	3,517	-
Others	100	-
Based on the international accounting standards	684,474	609,879

Board of Directors
Zhejiang Southeast Electric Power Company Limited
31 March 2005

Zhejiang Southeast Electric Power Company Limited
Announcement on Resolutions of the Sixteenth Meeting of the Third Board of Directors and Notice to Convene the 2004 Shareholders' General Meeting

A written notice on the sixteenth meeting of the third Board of Directors of Zhejiang Southeast Electric Power Company Limited ("the Company") was issued on 19 March 2005 and the meeting was convened at Hangzhou Xihu State Hotel on 29 March 2005. Fifteen directors should be present and fourteen directors were present at the meeting. Huan Guocang, an independent director, appointed independent director Huang Dongliang to attend the meeting and vote on his behalf. Supervisors and senior management personnel of the Company attended the meeting as non-voting delegates. The convening of the meeting complied with the relevant stipulations of the Company Law and the Articles of Association and the meeting was lawful and valid. Sun Yongsen took the chair of the meeting. The following resolutions were discussed and unanimously passed at the meeting:

I. Discussed and approved the Work Report of the Board of Directors for 2004;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0. II. Discussed and approved the Work Report of the General Manager for 2004;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

III. Discussed and approved the Financial Statements for 2004;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

IV. Discussed and approved the Proposal on Profit Distribution for 2004;

The Proposal on Profit Distribution for 2004 is as follows: taking the after-tax profit of the parent company in the amount of RMB682,053,135.24 audited by the domestic accountants as the base, 10%, that is RMB68,205,313.52, will be allocated as statutory surplus common reserve and statutory public welfare reserve respectively, totalling RMB136,410,627.04. According to the financial statements audited by domestic and international accounting firms, following the principle of "whichever the lower" and taking the 2.01 billion shares in the aggregate share capital of the Company at the end of 2004 as the base number, a cash dividend of RMB2.50 (including tax) will be distributed per 10 shares, totalling RMB502,500,000.00 (including tax).

The above proposal for profit distribution has to be submitted to the 2004 Shareholders' General Meeting for discussion and approval prior to implementation.Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

V. Discussed and approved the 2004 Annual Report and the Summary of the Annual Report;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0. VI. Discussed and approved the Financial Budgetary Report for 2005;Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

VII. Discussed and approved the Proposal on Re-appointment of Accounting Firms;To re-appoint Zhejiang Pan-China Certified Public Accountants and PricewaterhouseCoopers China Limited to provide accounting statements auditing and other relevant consultancy services to the Company for one year. The amount and method in relation to the payment of remuneration will be proposed by the management team upon authorisation by the Board of Directors and submitted to the Chairman for approval.Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

VIII. Discussed and approved the Proposal on the Ordinary Connected Transactions of the Company;Voting results: consenting votes: 11; dissenting vote: 0; abstention: 0 (connected directors Sun Yongsen, Xie Guoxing, Cao Lu and Hu Genfa avoided voting).Please refer to the "Announcement on Ordinary Connected Transactions of the Company" for details.

IX. Discussed and approved the Proposal on Amending the Articles of Association.Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0. X. Discussed and approved the Proposal on Convening the 2004 Shareholders' General Meeting.Voting results: consenting votes: 15; dissenting vote: 0; abstention: 0.

(i) Registration formalities.

Legal person shareholders complying with the above conditions shall produce their shareholders' account cards, copies of business licenses and legal representative proxy forms and identity cards of the attendees and complete the registration formalities;

Individual shareholders complying with the above conditions shall produce their shareholders' account cards, identity cards and shareholding evidence and complete the registration formalities;

Proxies shall produce proxy forms, identity cards, shareholder account cards of the appointers and shareholding evidence of the appointers and complete the registration formalities.

(ii) Time of registration: 25 April 2005 9:00 a.m. – 11:00 a.m., 2:00 p.m. – 4.00 p.m.

(iii) Place of registration: Secretarial Office of the Board, Level 22, Triplenic Mansion, 528 Yanan Road, Hangzhou (310006)

Telephone: 0571-85774566 Fax: 0571-85774321

4. The meeting will last half a day and the shareholders shall bear their own costs of board and lodging and transportation.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
31 March 2005

Proxy Form

I/We hereby authorise Ms/Mr ____________ to attend the 2004 Shareholders' General Meeting of Zhejiang Southeast Electric Power Company Limited on behalf of our company/on my behalf and exercise shareholders' rights according to the following power:

1. To vote for item ( ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting; 2. To vote against item ( ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting;
3. To abstain from voting in relation to item ( ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting; 4. As regards the matters for which specific instructions have not been given in *items 1 – 3 above, the proxy* ____________ *(may / may not) vote according to his own intention.*

Appointer: __________________ Business license/identity card number of the appointer:Shareholder number of the appointer: ______________ Number of shares held by the appointer: Appointee: __________________________ Identity card number of the appointee: Date of appointment: ______Signature of the appointer (seal): ______________

Zhejiang Southeast Electric Power Company Limited
Announcement on Ordinary Connected Transactions

I. Anticipated Ordinary Connected Transactions for 2005

Type of Connected Transaction	Name of the Connected Party	Anticipated Total Purchase	Ratio to Similar Transactions	Total Amount of the Previous Year (RMB)
Purchase of Coal	Zhejiang Fuxing Power Fuel Company Limited	Approximately 8,000,000 tonnes of coal	100%	1,149,454,100.28
	Ningbo Fuxing Power Fuel Company Limited			1,383,286,872.71

II. Introduction to the Connected Parties and Connected Relationship

1. Basic particulars of the connected partiesZhejiang Fuxing Power Fuel Company Limited ("Zhejiang Fuxing") was established in December 2000 and is mainly engaged in technical development and technical services of power fuel; sales of coal; and wholesale of petroleum, diesel and fuel oil. Its registered capital is RMB150,000,000. Ningbo Fuxing Power Fuel Company Limited ("Ningbo Fuxing") was established in April 2001 and is a controlling subsidiary of Zhejiang Fuxing, and Zhejiang Fuxing has a 90% shareholding in Ningbo Fuxing. Ningbo Fuxing was registered in Ningbo Daxie Development Zone and is mainly engaged in the sale and import and export of coal. The legal representative of both Zhejiang Fuxing and Ningbo Fuxing is Zhang Jin.
2. Connected relationship with the CompanyThe controlling shareholder of Zhejiang Fuxing is Zhejiang Provincial Energy Group Limited. Zhejiang Provincial Power Development Company, the largest substantial shareholder of the Company, is a wholly owned subsidiary of Zhejiang Provincial Energy Group Limited. Accordingly, Zhejiang Fuxing and the Company are controlled by the same parent company.
3. Analysis on the connected person's ability to perform the contractZhejiang Fuxing is an enterprise specialising in power fuel business in Zhejiang Province and its predecessor, Zhejiang Provincial Power Fuel Corporation, was responsible for supplying coal and fuel oil for electricity generation by the electricity generating enterprises in the power system of the whole province. Currently, Zhejiang Fuxing owns special-purpose stack yards with an area of 170,000 square metres in Shanghai and the main ports of Zhejiang province; owns 7 sea transportation vessels with a total carrying capacity of 270,000 tonnes, of which the 60,000-tonnage "Fuxing No.7" vessel is currently the largest bulk cargo vessel of Zhejiang Province; the annual coal blending capacity amounted to over 10,000,000 tonnes; the annual coal washing capacity of the newly constructed *coal washing plant amounted to 2,000,000 tonnes; coal inspection ratio amounted to 100%. In 2004, Zhejiang Fuxing sold 27,500,000 tonnes of fuel coal with total sales of RMB9.7 billion.*

Both Zhejiang Fuxing and its subsidiary Ningbo Fuxing have good credit conditions with strong performance abilities. In 2004, despite the extremely tense coal supply situation, Zhejiang Fuxing still secured coal supply for the power plants of the Company.

III. Pricing Policy and Basis of Pricing The price of coal supplied by Zhejiang Fuxing and Ningbo Fuxing to the Company shall not be higher than the price for similar coal supplied to other power plants and shall not be higher than the price for similar coal obtainable by the Company in the ordinary market when both parties negotiating the prices, otherwise the Company shall have the right to purchase coal on its own.

IV. Purpose of the Transaction and its Impact on the Company

1. The Company purchases coal from the connected parties in order to take advantage of the bulk purchase and collective operation of the connected parties, thereby securing coal supply for the power plants of the Company and effectively controlling the power generating costs of the Company.
2. The connected transaction is fair and reasonable and the rights and obligations of both parties are clearly stated, thus reflecting the market principle of fair transactions and fully protecting the interests of the Company. Our practical experience shows that the long-term friendly cooperation relationship between the Company and Zhejiang Fuxing and Ningbo Fuxing played a very significant role in ensuring the safe and stable production of the Company.

V. Discussion Procedures

1. Voting by the Board of DirectorsThe sixteenth meeting of the third Board of Directors' meeting of the Company discussed and approved the Proposal on the Ordinary Connected Transactions of the Company. During the discussion on such proposal, connected directors Sun Yongsen, Xie Guoxing, Cao Lu and Hu Fagen avoided voting. The voting results are as follows: consenting votes 11, dissenting vote 0, abstention 0.
2. Opinion of independent directors

(1) The purchase of coal for electricity generation by the Company from its affiliated enterprises Zhejiang Fuxing and its subsidiary Ningbo Fuxing played a positive role in controlling coal costs and securing coal supply. The transaction is fair, equitable and reasonable without damaging the interests of the Company and shareholders, particularly the small and medium shareholders.

(2) The policy-making procedures of the Company are lawful and the connected directors avoided voting during discussion and approval of the proposal and the voting procedures complied with the stipulations of the relevant laws and regulations of the State and the Articles of Association.

3. The connected transaction has yet to obtain the approval *of the Shareholders' General Meeting and the connected directors will abstain from voting on such proposal at the Shareholders' General Meeting.*

Board of Directors
Zhejiang Southeast Electric Power Company Limited
31 March 2005

Zhejiang Southeast Electric Power Company Limited
Announcement on Resolutions of the Fourth Meeting of the Third Supervisory Committee

The fourth meeting of the third Supervisory Committee of Zhejiang Southeast Electric Power Company Limited (the "Company") was convened at Hangzhou Xihu State Hotel on 29 March 2005. Seven supervisors should be present and five supervisors were present at the meeting. Supervisor Fu Muxing and Supervisor Sun Chaoyang were unable to attend the meeting due to work requirements and appointed Supervisor Huang Guanlin and Supervisor Yang Jiangxiong respectively to attend the meeting and vote on their behalf. The convening of the meeting complied with the relevant stipulations of the Company Law and the Articles of Association. *The meeting was chaired by the convenor of the Supervisory Committee Huang Lixin.* The following resolutions were discussed and unanimously approved at the meeting:

1. Discussed and approved the Work Report of the Supervisory Committee for 2004;The Supervisory Committee considered that in 2004 the Company operated according to law and the financial conditions were normal and the funds raised were used according to the approved purposes and the transactions on the acquisition and sale of assets and the connected transactions were regulated.Voting results: consenting votes: 7; dissenting vote: 0; abstention: 0.
2. Discussed and approved the Financial Statements for 2004;Voting results: consenting votes: 7; dissenting vote: 0; abstention: 0.
3. Discussed and approved the 2004 Annual Report and the Summary of the Annual Report;Voting results: consenting votes: 7; dissenting vote: 0; abstention: 0.
4. Discussed and approved the Financial Budgetary Report for 2005; Voting results: consenting votes: 7; dissenting vote: 0; abstention: 0.

Supervisory Committee
Zhejiang Southeast Electric Power Company Limited
31 March 2005

Colgate-Palmolive said first-quarter profit fell because of restructuring charges. Profit was US$300.1 million, or 53 cents per share, compared with US$338.5 million, or 59 cents a share, a year ago. Colgate, which is cutting 12 per cent of its workforce and closing a third of its factories, said profit excluding restructuring charges was US$344.7 million, or 61 cents a share, meeting the average analyst estimate compiled by Reuters Estimates. Sales rose 9.1 per cent to US$2.74 billion, boosted by strong oral care product sales, an acquisition and the weak dollar. *Reuters*

Reliance Industries, India's second most valuable company, beat analyst expectations with a 62 per cent surge in quarterly profit, fuelled by high oil refining and petrochemical margins and rising demand. The Reliance group flagship made a net profit of 22.92 billion rupees ($4.08 billion) for the fourth quarter to


Reliance Industries
Share price (rupees)
Jan 3 - April 27
Last:
539.10
600
500
SCMP Graphic
Source: Bloomberg

March, up from 14.19 billion a year ago. A survey of eight analysts had produced a consensus profit forecast of 18.96 billion rupees. Quarterly revenue increased 26 per cent to 178.39 billion rupees. Over the year, product prices climbed 24 per cent and volume 6 per cent. *Reuters*

ABN Amro Holding, the Dutch bank vying to buy Italy's Banca Antonveneta, said first-quarter profit rose 8 per cent because of a reduction in the amount set aside for doubtful loans and profitable bets on trading. Net income at the Netherlands' largest bank climbed to €895 million ($9.01 billion), or 54 cents a share, from €825 million, or 50 cents, a year earlier. The bank maintained its plan to deliver at least €600 million of savings by 2007. ABN Amro bolstered profit by cutting loan-loss provisions as it struggles to grow consumer and investment-banking. *Bloomberg*

Australia and New Zealand Banking Group yesterday reported a 5.7 per cent rise in first-half profit as lending remained buoyant in a cooling housing market, and upgraded its full-year outlook. Australia's third-largest bank, which signalled interest in a second Chinese acquisition, said it expected annual cash earnings per share growth would be "modestly ahead" of an 8 per cent target set in February, although market forecasts suggest lower growth than the 10 per cent delivered in the past financial year. Net profit for the six months to March rose to A$1.47 billion ($8.93 billion) from A$1.39 billion a year earlier. *Reuters*

drop in annual operating profit yesterday and forecast a lower than expected profit gain for this business year. For the year to March, consolidated operating profit totalled 784.17 billion yen ($57.73 billion) down 29 per cent from 1.1 trillion yen a year earlier. DoCoMo said it expected sales to fall 0.8 per cent this year due to costs from new discount schemes and subsidies for its 3G phones. The company also said it would double its dividend this year to 4,000 yen per share and planned to buy back up to 5 per cent of its own shares. "We want stockholders to hold their

FIAT TURNS AROUND QUARTERLY LOSSES

Milan: Fiat, Italy's biggest manufacturer, yesterday reported its first profit in 14 quarters after chief executive Sergio Marchionne extracted US$2 billion from General Motors to end'a failing car-making alliance. It reported net income of €295 million ($2.95 billion), compared to a loss of €390 million a year earlier. Revenue fell 2.4 per cent to €10.8 billion, hurt by a slump in car sales. The earnings were less than the €650 million


Nakamura

over in June last year, in February promised "radical surgery" to turn the car business around. *Bloomberg*

CARLSBERG LOSS WIDENS ON HIGHER INTEREST COSTS

Dublin: Carlsberg, the world's sixth-largest brewer, unexpectedly said its first-quarter loss widened after acquisitions boosted interest costs and the company lost money in western Europe. The net loss swelled to 319 million kroner ($428.8 million) from 74 million kroner a year earlier. Analysts had

cent stake in the company's brewing business. *Bloomberg*

ABBEY HELPS INCREASE SANTANDER PROFITS

Madrid: Spain's Santander, the eurozone's biggest bank, has posted a 38.5 per cent increase in first-quarter profit with new purchase Abbey National showing the first glimpses of recovery. Net profit at €1.19 billion ($11.92 billion) beat expectations. Abbey, consolidated for the first time, added €153 million to the bottom line. Without it, profit would have risen 20.6 per cent. *Reuters*

Zhejiang Southeast Electric Power Company Limited
Announcement on
Resolutions of the 2004 Shareholders' General Meeting

1. Convening and quorum of the meeting

The shareholders' general meeting (the "meeting") of Zhejiang Southeast Electric Power Company Limited (the "Company") for 2004 was held on 10 May 2005 at Hangzhou Dahua Hotel. The Company has published the notice on convening the meeting in China Securities Journal, Shanghai Securities News, South China Morning Post (Hong Kong) and Wen Wei Po (Hong Kong) on 31 March 2005.

17 shareholders or their proxies (the "shareholders") were present at the meeting (of which: 5 shareholders of non-tradable shares (that is shareholders of domestic shares, the same below); 12 shareholders of tradable shares (that is shareholders of B shares, the same below)) representing 1,338,515,322 shares of the Company which accounted for 66.59% of the total shares of the Company (of which: 1,320,000,000 shares held by shareholders of domestic shares which accounted for 100.00% of the domestic shares of the Company; 18,515,322 shares held by shareholders of B shares which accounted for 2.68% of the B shares of the Company). The meeting complied with the stipulations of laws, rules and regulations and the Articles of Association. Mr Sun Yongsen, chairman of the Company, chaired the meeting.

2. Voting on proposals

The following resolutions were passed by voting by open ballot at the meeting after review and discussion on the proposals by the shareholders present at the meeting:

(1) Discussed and approved the Work Report of the Board of Directors for 2004

Consenting votes of 1,338,515,322 shares representing 100.00% of the effective voting shares (of which: 1,320,000,000 shares are domestic shares representing 100.00% of the effective voting shares of the shareholders of domestic shares; 18,515,322 shares are B shares representing 100.00% of the effective voting shares of the shareholders of B shares); dissenting vote of 0 share; abstention vote of 0 share.

(2) Discussed and approved the Work Report of the Supervisory Committee for 2004

Consenting votes of 1,338,515,322 shares representing 100.00% of the effective voting shares (of which: 1,320,000,000 shares are domestic shares representing 100.00% of the effective voting shares of the shareholders of domestic shares; 18,515,322 shares are B shares representing 100.00% of the effective voting shares of the shareholders of B shares); dissenting vote of 0 share; abstention vote of 0 share.

(3) Discussed and approved the Work Report of the Independent Directors for 2004

Consenting votes of 1,338,515,322 shares representing 100.00% of the effective voting shares (of which: 1,320,000,000 shares are domestic shares representing 100.00% of the effective voting shares of the shareholders of domestic shares; 18,515,322 shares are B shares representing 100.00% of the effective voting shares of the shareholders of B shares); dissenting vote of 0 share abstention vote of 0 share.

(4) Discussed and approved the Financial Accounting Report for 2004

Consenting votes of 1,338,515,322 shares representing 100.00% of the effective voting shares (of which: 1,320,000,000 shares are domestic shares representing 100.00% of the effective voting shares of the shareholders of domestic shares; 18,515,322 shares are B shares representing 100.00% of the effective voting shares of the shareholders of B shares); dissenting vote of 0 share; abstention vote of 0 share.

(5) Discussed and approved the Proposal on Profit Distribution for 2004

Taking the after-tax profit of the parent company in the amount of RMB682,053,135.24 audited by the domestic accountants as the base, 10% of it, that is RMB68,205,313.52 will be allocated as statutory surplus common reserve fund and statutory public welfare fund respectively, totalling RMB136,410,627.04. According to the accounting statements audited by the domestic and international accounting firms, following the principle of "whichever is lower" and taking 2.01 billion shares in the aggregate share capital at the end of the 2004 as the base number, a cash dividend of RMB2.50 (including tax) will be distributed per 10 shares, totalling RMB502,500,000.00 (including tax).

The specific matters for distribution of profit will be announced separately later.

Consenting votes of 1,338,515,322 shares representing 100.00% of the effective voting shares (of which: 1,320,000,000 shares are domestic shares representing 100.00% of the effective voting shares of the shareholders of domestic shares; 18,515,322 shares are B shares representing 100.00% of the effective voting shares of the shareholders of B shares); dissenting vote of 0 share; abstention vote of 0 share.

(6) Discussed and approved the Financial Budgetary Report for 2005

Consenting votes of 1,338,509,322 shares representing 99.9996% of the effective voting shares (of which: 1,320,000,000 shares are domestic shares representing 100.00% of the effective voting shares of the shareholders of domestic shares; 18,509,322 shares are B shares representing 99.968% of the effective voting shares of the shareholders of B shares); dissenting vote of 0 share; abstention votes of 6000 shares, representing 0.0004% of the effective voting shares (of which: 0 domestic share; 6000 B shares, representing 0.032% of the effective voting shares of the shareholders of B shares).

(7) Discussed and approved the Proposal on Ordinary Connected Transactions of the Company

According to the stipulations of the Share Listing Rules of Shanghai Stock Exchange, the first majority shareholder of the Company abstained from voting.

Consenting votes of 538,552,122 shares representing 100.00% of the effective voting shares (of which: 520,036,800 shares are domestic shares representing 100.00% of the effective voting shares of the shareholders of domestic shares; 18,515,322 shares are B shares representing 100.00% of the effective voting shares of the shareholders of B shares); dissenting vote of 0 share; abstention vote of 0 share.

(8) Discussed and approved the Proposal on Re-appointment of Accounting Firms

Consenting votes of 1,338,515,322 shares representing 100.00% of the effective voting shares (of which: 1,320,000,000 shares are domestic shares representing 100.00% of the effective voting shares of the shareholders of domestic shares; 18,515,322 shares are B shares representing 100.00% of the effective voting shares of the shareholders of B shares); dissenting vote of 0 share; abstention vote of 0 share.

(9) Discussed and approved the Proposal on Amendments to the Articles of Association

Consenting votes of 1,337,982,622 shares representing 99.96% of the effective voting shares (of which: 1,320,000,000 shares are domestic shares representing 100.00% of the effective voting shares of the shareholders of domestic shares; 17,982,622 shares are B shares representing 97.123% of the effective voting shares of the shareholders of B shares); dissenting votes of 532,700 shares representing 0.04% of the effective voting shares (of which: 0 domestic shares; 532,700 B shares representing 2.88% of the effective voting shares of the shareholders of B shares); abstention vote of 0 share.

3. Witness of lawyers

Beijing Zhong Xin Law Firm has issued legal opinions regarding the meeting. Beijing Zhong Xin Law Firm is of the opinion that the convening and the convening procedures of the meeting comply with the stipulations of the Company Law, the Articles of Association and other regulatory documents; the qualifications of the personnel attending the meeting are lawful and valid; the voting procedures of the meeting comply with the stipulations of the Company Law, the Articles of Association and other regulatory documents; the resolutions passed at the meeting are lawful and valid.

4. Documents for inspection

(1) Resolutions of the shareholders' general meeting.

(2) Legal opinions issued by the lawyer.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
11 May, 2005

28-year low, bolstering evidence that consumer spending will support economic growth.

Employment rose by 6,900 jobs, the eighth monthly gain, the Australian Bureau of Statistics said yesterday. The median forecast in a Bloomberg survey of 21 economists was for 10,000 fewer jobs. The jobless rate remained at 5.1 per cent.

The labour force participation rate was unchanged last month, at 64.5 per cent. Employers hired 39,100 extra workers and part-time positions fell 32,200.

Australia's population is about

Thirteen of 22 economists surveyed by Bloomberg last week forecast that the central bank would refrain from raising interest rates again this year. Nine forecast an increase by year's end.

Rising employment and A$21.7 billion ($130.5 billion) of income tax cuts announced in this week's government budget will drive spending at retailers.

The central bank, which raised interest rates in March, said last week it was watching for signs of wage pressure sparked by increased jobs.


6
5
4
3
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Source: Bloomberg
Jan 02
April 05

John Fletcher, chief executive of retailer Coles Myer, said: "Any time the government provides consumers with money in their pocket, it has been better for retailers."

March increased its overnight cash rate target a quarter of a percentage point to a four-year high of 5.5 per cent, saying labour shortages might drive up wages and fuel inflation.

The central bank last week said there was a case for leaving rates unchanged "for the time being".

Rising employment may drive wages higher.

The wage price index, which measures hourly rates of pay, rose 1 per cent in the fourth quarter compared with 0.9 per cent in the third.

The first-quarter wages report will be released next week.

Zhejiang Southeast Electric Power Company Limited
Announcement on the Adjustment of On-grid Tariffs

Pursuant to the Notice on the Issues Relating to the Implementation of Joint Movement of Coal and Electricity Prices in East China Power Grids issued by the State Development and Reform Commission (Fa Gai Jia Ge [2005] No.665), the Price Bureau of Zhejiang Province has issued the Notice on the Adjustment of On-grid Tariffs of Power Plants in Zhejiang Province by the State Development and Reform Commission (Zhe Jia Shang [2005] No.99). Please find below the contents of the Notice related to the wholly-owned and controlling electricity-generating enterprises of Zhejiang Southeast Electric Power Company Limited ("the Company"):

1. the on-grid electricity tariffs of coal-fired generating units within the dispatch scope of the power grids in Zhejiang Province will increased at 1.58 fen / kWh (including tax);
2. the policy of excess electricity tariffs will be abolished;
3. the adjustment in electricity tariffs shall be implemented according to the on-grid recorded output from 1 May 2005.

After the adjustment in electricity tariffs referred to above, the on-grid electricity tariffs of the wholly-owned and controlling electricity-generating enterprises of the Company are as follows:

Unit: RMB/kkWh

Name of Electricity-generating Enterprise	Adjusted On-grid Electricity Tariffs (including tax)	On-grid Electricity Tariffs before Adjustment (including tax)	
		Electricity Generation Utilisation Hours ≤ 5500 hours	Electricity Generation Utilisation Hours > 5500 hours
Taizhou Power Plant	434.8	419	328
Xiaoshan Power Plant	403.8	388	328
Zhejiang Changxing Power Limited Liability Company	403.8	388	328

Calculated on a consolidated basis and an estimated 7,045 generating hours for the year 2005, the adjustment of the tariff will raise the income from major operations of the Company by RMB30 million, which will ease the pressure of the rising coal price on the operations of the Company to a certain extent.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
13 May 2005

FIGURES POINT TO NZ DOWNTURN

New Zealand's unemployment rate jumped sharply in the first quarter of this year, indicating that the economy is slowing as analysts had predicted, according to data released yesterday.

The jobless rate rose to 3.9 per cent from 3.6 per cent in the fourth quarter of last year, the statistics office reported.

It was the first rise in the nation's unemployment rate since December 2003. The number of people working in the nation of four million remained at a record 2.06 million, the agency said.

The worse than expected data showed the economy had started its long-awaited downturn, which might make the central bank less inclined to raise interest rates next month, analysts said.

Economists had been expecting a jobless rate of 3.6 per cent. *Associated Press*

A shares, the actually allotted cash bonus is 0.040 yuan for For institution investors of circulated shares and shareholders cash bonus is 0.050 yuan for every share.
A shares) is June 8, 2005, ex-dividend date for A shares is

listed within borders (B shares) is June 8, 2005, ex-dividend date for B shares is June 13, 2005.

Securities Registration and Clearing Co., Ltd., Shanghai Branch 3, 2005, shareholders of B shares registered at China Securities Branch at the closing time on the afternoon of June 13, 2005.

and transfer
public shares will consign China Securities Registration and nt to shareholders who register on record date and conduct Shanghai Stock Exchange through its clearing system. Investors cash bonus from its designated securities division on the date

transaction, the bonus will be kept by China Securities hai Branch on investors' behalf, and will be allotted after

ntury Business Building, No. 97, Changshou Road, Shanghai ax: 021 – 62982121

l meeting of shareholders of the company

Board of Directors, SVA Electron Co., Ltd.
June 3, 2005

---

y Infrastructure Limited

基建有限公司*

Cayman Islands with limited liability)

(Stock Code: 737)

OUNCEMENT

te multiple and business tax rate

nformed that the following two notices would ways invested by the Group. The first notice, Provincial Price Index Bureau and Guangdong tment, relates to the adjustment of the toll rate pressways. Pursuant to the notice, the toll rate ry expressway in Guangdong Province will be 005. For Guangzhou-Shenzhen Superhighway Ring Road, the toll rate multiple of class 5 5 to 4.5; and for Phase I of the Western Delta ass 5 vehicles is reduced by 12.5% from 4 to l rate multiples of class 1 to 4 vehicles. The said adjustments will have any material impact

d by the Ministry of Finance and the State s to the policy of business tax on toll income ursuant to the notice, the business tax rate on ssways will be reduced from 5% to 3% with npany does not expect the aforesaid reduction ne Group.

By Order of the Board
Hopewell Highway Infrastructure Limited
Peter Yip Wah LEE
Company Secretary

pany are:
ing HO, Mr. Thomas Jefferson WU, Mr. Alan Chi Hung CHAN, Chung Hai IA, Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM*.*

United States Securities and Exchange Commission chairman William Donaldson's resignation may spark a battle to reduce the agency's reach over corporate America and Wall Street.

Mr Donaldson boosted the power and profile of the SEC during his 2½ year tenure, bucking business groups and fellow Republican commissioners to impose new regulations on hedge funds, mutual funds and stock trading.

His departure, along with two other vacancies on the commission, will give the White House a chance to reshape the agency.

"The real issue is not what his legacy was, it's what's going to happen next," said John Coffee, a securities professor at Columbia University Law School. "The whole future of the SEC is up for grabs."

President George W. Bush planned to nominate California Republican Representative Christopher Cox to replace Mr Donaldson publican Party officials.

Mr Cox was elected to the House of Representatives by Orange County in 1988. He is former chairman of the House Policy Committee and chairman of the House Committee on Homeland Security.

The SEC appointments provide an opening for business groups, such as the Chamber of Commerce, that are agitating to roll back rules the SEC imposed after accounting scandals at Enron and WorldCom rocked the markets.

Companies have complained about sweeping regulatory changes over the past three years stemming from the Sarbanes-Oxley corporate governance law of 2002.

"The real issue is not what his legacy was, it's what's going to happen next"

John Coffee
Columbia University Law School

13

tiveness of our markets," Chamber of Commerce president Thomas Donohue said. "We need modern, effective regulations that foster innovation and growth."

Investor advocates, who were at first concerned that the former New York Stock Exchange chairman would ignore shareholder concerns, say his replacement must stick to the course set by Mr Donaldson.

"Mr Donaldson has been a far stronger advocate for investors than we had any reason to expect in an administration that makes no secret of its support for limits on the role of government regulation," said Barbara Roper, director of in-

he was stepping down on Wednesday, said he hoped "there [would] be no legalistic roll-back".

While refusing to speculate on a replacement, he said SEC commissioners should be "independent" and "leave politics at the door".

"I've tried to do that on each and every issue," he said. "I've had one thought in mind, and that is: Is this in the public interest and is it in the investors' interest? And that's been my guiding light."

Mr Bush, who appointed Mr Donaldson in February 2003 after a series of political missteps by his predecessor, Harvey Pitt, roiled the agency, praised him as a strong market cop.

Presidential spokesman Scott McClellan said Mr Donaldson informed the White House "weeks ago" of his intention to quit by June 30. "We have already been working to name his replacement," McClellan he said. SEC commissioners are nominated by the president and confirmed by the US Senate.

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Zhejiang Southeast Electric Power Company Limited
Announcement on Distribution of Dividends for 2004

1. Session and date of the Shareholders' General Meeting approving the Profit Distribution Plan
   The Shareholders' General Meeting of the Company for 2004 was convened on 10 May 2005 and the Profit Distribution Plan for 2004 was examined and approved at the meeting.
2. Profit Distribution Plan
   The Profit Distribution Plan of the Company for 2004 is as follows: taking the aggregate share capital of 2,010,000,000 shares of the Company at the end of 2004 as the base number, a cash dividend of RMB2.50 (including tax) per 10 shares will be paid, totalling RMB502,500,000.00 (including tax).
   Dividends of B shares will be distributed after converting into US dollars at the exchange rate of US$1 = RMB8.2765 which is the mean of the US dollars to Renminbi exchange rate quoted by the People's Bank of China on 11 May 2005. The actual cash dividend per share should be US$0.030206 (including tax).
3. Specific dates for dividend distribution
   Last trading date of B shares: 10 June 2005; ex-dividend date of B shares: 13 June 2005; date for registering ownership of B shares: 15 June 2005; dividend distribution date of B shares: 24 June 2005.
4. Targets of dividend distribution
   (1) Shareholders of B shares of the Company whose names are on the register of China Securities Clearing and Registration Company Limited Shanghai Office after the close of trading in the afternoon on 15 June 2005; and
   (2) Domestic shareholders of the Company.
5. Dividend distribution method
   (1) China Securities Clearing and Registration Limited Shanghai Branch will be entrusted to distribute the cash dividends for shareholders of B shares through its fund clearing system to the shareholders of B shares whose names are on the register as at the date of ownership registration date.
   (2) Cash dividends for the shareholders of domestic shares will be distributed directly by the Company to their designated accounts.
6. Inquires
   Contact office: Office of the Secretary of the Board of Directors
   Telephone number: 86-571-85774566
7. Documents available for inspection
   Resolutions and announcement of the Shareholders' General Meeting of the Company for 2004.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
3 June 2005

Agricole profit s

BANKING
Bloomberg in Paris

Credit Agricole, France's biggest bank by assets, said first-quarter profit increased 41.6 per cent as revenue at the Calyon investment bank rose for the first time since the US$19.6 billion purchase of Credit Lyonnais two years ago.

Net income climbed to €905 million ($8.63 billion) from €639 million in the same period last year. Profit beat the €769 million forecast by analysts.

Total revenue increased 9.7 per cent to €3.23 billion.

Credit Agricole has struggled to increase revenue at its investment bank since a reorganisation and a spate of employee departures following the takeover of Credit Lyonnais.

Credit Agricole aims to squeeze most of the €776 million in savings

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